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                                                                       EXHIBIT 2

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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 10-K

               (x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended January 29, 2000

               ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from             to

                          Commission File No: 000-22679

                             WORLD OF SCIENCE, INC.
             (Exact name of registrant as specified in its charter)

                  NEW YORK                           16-0963838
       (State or other jurisdiction of     (IRS Employer Identification No.)
        incorporation or organization)

            900 Jefferson Road, Building 4, Rochester, New York 14623
               (Address of principal executive offices) (Zip code)

      Registrant's telephone number, including area code: (716) 475-0100

      Securities registered pursuant to Section 12(b) of the Act: NONE

        Securities registered pursuant to Section 12(g) of the Act:

                                                     NAME OF EACH EXCHANGE
              TITLE OF EACH CLASS                     ON WHICH REGISTERED
   Common Stock. par value $0.01 per share         The Nasdaq SmallCap Market

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.  YES /X/   NO / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to be the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the average of the closing bid and ask prices of the registrant's Common Stock as reported on NASDAQ on March 31, 2000 was $6,808,000. The number of shares of Common Stock, with $.01 par value, outstanding on March 31, 2000 was 4,736,105 shares.

                       DOCUMENTS INCORPORATED BY REFERENCE

A portion of Item 10 and Items 11, 12 and 13 of Part III are incorporated by reference from the Company's definitive Proxy Statement for the 2000 Annual Meeting of Stockholders, to be held June 8, 2000. Registrant's definitive Proxy Statement will be filed with the Securities and Exchange Commission on or before May 5, 2000.

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                                     PART I

ITEM 1.      BUSINESS

GENERAL

     World of Science, Inc. is a leading specialty retailer of a variety of traditional and distinctive science and nature products. In April 1999, the Company formed a wholly-owned subsidiary named WOSI on the Web, Inc., which is a New York corporation. The terms "Company" and "World of Science" refer to World of Science Inc. and WOSI on the WEB, Inc. on a consolidated basis. The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. World of Science has developed a broad customer base, as its products appeal to customers of all ages for gift-giving, educational use and entertainment. The Company operates both a permanent and seasonal store format. At January 29, 2000, the Company operated 84 permanent stores and 24 seasonal stores in 25 states, primarily in enclosed malls. The Company's fiscal year is the 52-week period ending on January 29, 2000. The terms "fiscal" and "fiscal year" refer to the calendar year in which the Company's fiscal year commences.

     Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space and maintain approximately 2,600 stock-keeping units ("SKUs") of inventory. Permanent stores are also generally characterized by an upscale store facade and interior fixture package. Seasonal stores are open during the holiday selling season, or for an extended period beyond that season, under leases with shorter terms. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs of inventory, occupy available in-line mall space, require minimal store build-out and employ reusable fixtures.

     The Company was founded in Rochester, New York and incorporated in 1969, primarily to develop and manufacture science kits for school systems. In 1973, the Company began selling science and nature products through a mail order catalog and, in 1984, opened its first retail store in the Rochester Museum and Science Center. Based upon the success of its science and nature retail concept locally, the Company decided in the late 1980's to focus exclusively on the retail store segment of its business and discontinued its manufacturing operations. Its catalog operations were phased out commencing in fiscal 1991.

     The Company launched its commerce-enabled web site, WWW.WORLDOFSCIENCE.COM, in late April 1999. The new home page is in the format of the periodic table of the elements. The web site currently offers approximately 1,200 SKUs along with added features to inform and entertain online shoppers. The Company expects to expand its online product offerings to over 1,500 SKUs by the end of fiscal 2000. Product offerings on the site range from $10 to over $1,000 per item. WOSI on the WEB, Inc. focuses on the operation of the web site.

BUSINESS STRATEGY

  - DISTINCTIVE AND TRADITIONAL MERCHANDISE. World of Science stores offer a variety of educationally and entertainment-oriented, distinctive science and nature products, together with a broad assortment of more traditional science and nature products. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. The Company continually seeks new and distinctive products and, accordingly, updates approximately one-third of its SKUs annually.

  - EDUCATIONAL AND ENTERTAINING SHOPPING EXPERIENCE. The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. This educational and entertaining shopping experience places the customer in an environment where experimentation and play are integral components of the buying experience.

  - SUPERIOR CUSTOMER SERVICE. The Company employs enthusiastic and friendly sales personnel who are trained to highlight the benefits of the products offered and encourage customers to browse at their leisure.

  - USE OF SEASONAL STORES. The seasonal store program enables the Company to reach a broader customer base during the holiday selling season, as well as to test prospective locations for permanent stores before making the required capital investment. The Company opportunistically seeks out available in-line space in quality shopping malls which it can lease for several months around the holiday selling season and, in some instances, for an extended period thereafter. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores. In fiscal 1999, 30.4% of the Company's total net sales were generated by seasonal stores, as compared to 36.0% in fiscal 1998. The Company's flexible store formats, combined with its distinctive merchandise, make World of Science stores attractive to mall operators.

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  -  PRICE INTEGRITY. The Company's pricing strategy is to offer quality products at fair prices. World of Science stores sell merchandise generally ranging in price from less than $1.00 to $1,000. Prior to 1999 the Company did not engage in frequent storewide sales or price mark-downs. During late 1999 the Company initiated regular sales promotions based on product themes to offer special values to its customers and to provide an incentive to purchase its products.

EXPANSION STRATEGY

     The Company has grown by opening new permanent stores, by operating seasonal stores to capture sales during the holiday selling season, and by increasing sales volume from its existing permanent stores. Although management does not believe there are geographical constraints on the location of future stores, the Company's expansion strategy will focus primarily on opening stores in new and existing markets in the eastern half of the United States before expanding elsewhere. The Company believes that this strategy will allow it to increase the recognition of the "World of Science" name, enhance operating efficiencies and manage growth. The principal elements of the Company's expansion strategy are as follows:

  - NEW PERMANENT STORE OPENINGS. The Company currently operates 84 permanent World of Science stores, including 13 new permanent stores which have opened since the beginning of fiscal 1999. The Company expects to open one permanent store in fiscal 2000 and approximately 10 permanent stores in fiscal 2001 in both new and existing markets. In many cases, permanent stores will replace seasonal stores and, in appropriate circumstances, the Company may acquire or assume pre-existing leases of other retail stores. Although the Company may also evaluate opening stores in non-mall locations, such as airports and museums, the Company has no commitments for new permanent stores in non-mall locations.

  - ACTIVE SEASONAL STORE PROGRAM. The Company operated 75 World of Science seasonal stores during the fiscal 1999 holiday selling season and currently operates 19 seasonal stores. During the past three fiscal years, the Company has opened 29 permanent stores in pre-existing malls which were preceded by a seasonal store in the same mall. The Company plans to operate approximately 65 seasonal stores during the holiday selling season in fiscal 2000 and fiscal 2001.

  - INTERNET PRESENCE. The Company launched its first commerce-enabled web site, WWW.WORLDOFSCIENCE.COM, in the spring of 1999. Since then the Company has developed a number of partnerships with other web sites, including but not limited to the following:
     AMAZON.COM - The Company's products are available in Amazon's zShops. BRITANNICA.COM - A list of products which include telescopes, microscopes, science kits, weather stations and more are available on Britannica.com. YAHOO! - World of Science products are available through Yahoo! Shopping. The Company is designated as a "Top Service" supplier, which means that the Company is a participating retailer in Yahoo!'s Customer Rating Program, and that customers who have ordered World of Science products have given it the highest ratings.
     CELESTRON - Celestron is a leading telescope supplier. Its web site refers customers to World of Science's retail locations and web site.

     WORLD OF SCIENCE AFFILIATE PROGRAM - The Company currently has over 500 active members in its Affiliate Program. World of Science pays a 10% sales commission to partner sites that refer online shoppers. Approximately 18% of December 1999 Internet sales were derived from Affiliate Program web sites.

     During December 1999, the Company's web site generated approximately $220,000 in sales and over 90,000 user sessions. This sales volume represented 3,275 orders with an average ticket of $64.77. On average, shoppers spend approximately 18 minutes on the site each time they visit.

     The Company also owns the rights to the following domain names: www.b-two-b.com and www.ischoolathome.com. The online content for these web sites is currently under development and the web sites are scheduled to launch in 2000. b-two-b.com is intended to support the Company's larger initiative to create a substantial wholesale distribution business serving independent garden, toy and gift stores.

  - COMMITMENT TO STRONG INFRASTRUCTURE. The Company's expansion strategy includes a commitment to make appropriate infrastructure investments. Over the past three years, the Company has made significant investments in its management information systems and distribution facilities, which have contributed to efficiencies in inventory management and product distribution. In the second quarter of fiscal 1997, the Company relocated its distribution facility to a larger facility. The Company successfully installed new point-of-sale software during the second and third quarter of fiscal 1998. In the first quarter of fiscal 1999, the Company upgraded its main computer which handles its financial and inventory management systems. The Company periodically evaluates its store formats to maintain high standards of attractiveness and an appropriate showcase for its science and nature products.

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MERCHANDISING

     The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. The Company has a broad customer base and its products appeal to customers of all ages for gift giving, educational use and entertainment. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. Each permanent store carries approximately 2,600 SKUs displayed in separate product areas. The Company generally does not carry licensed products or mass-market television advertised products. In most product categories, the Company offers a variety of traditional science and nature products that customers would expect to encounter in a science and nature store. These more traditional products are displayed together with the Company's distinctive items. The Company is continually seeking new, distinctive products consistent with its merchandising strategy. Historically, the Company has updated approximately one-third of the items in its merchandise assortment annually.

     The Company's merchandising team uses a variety of means to create or identify potential new products, and the Company evaluates all new products prior to offering them for sale in its stores. In addition, the Company seeks input and suggestions from its store personnel and customers, and product selections are sometimes made based upon such recommendations. The Company occasionally designs its own products, which are manufactured by third party sources. The Company also employs a staff geologist, who is responsible for evaluating mineral and fossil specimens for sale in World of Science stores.

     A typical permanent World of Science store has approximately 25 different product categories and seasonal stores generally feature 20 different product categories, focused upon specific merchandising themes. The Company's stores adhere to a planned layout, which encourages customers to visit every category within the store. Although not all of the available merchandise categories are included in each World of Science store, the following is a list of the principal categories, together with a description of the typical products they contain:

     -   Activity Kits                  arts and crafts, behavioral science,
                                        archeology and paleontology
     -   American Craftsman             limited production kaleidoscopes, glass
                                        and metal sculptures, jewelry, pottery
                                        bowls, vases and decorative pieces with
                                        natural images
     -   Anatomy                        anatomical models, charts and books
     -   Animal Replicas                mammals, marine life, reptiles,
                                        amphibians and insects represented in
                                        self-assembled, molded or plush replicas
     -   Apparel                        distinctive t-shirts, hats and kits for
                                        ties and scarves
     -   Astronomy                      telescopes, star finder charts,
                                        instructional models, solar system
                                        charts and mobiles
     -   Biology                        microscopes, related labware, books for
                                        reference and science projects, petri
                                        dishes, microscope sets and slide sets
     -   Bird Watching                  binoculars, feeders, houses, field
                                        identification guides, bird calls and
                                        books
     -   Botany & Garden Accesories     fountains, seed kits, figurines, plant
                                        growing kits, garden sculpture, wind
                                        chimes and bells
     -   Chemistry                      experiment kits, science project
                                        resources, technical labware and
                                        reference books
     -   Dinosaurs                      molded replicas, models, puzzles, games,
                                        books and kits
     -   Flight                         model rocketry, kites, boomerangs and
                                        flight discs
     -   Food Making                    kits for making chewing gum, chocolate,
                                        soda, beer and wine
     -   Geography                      compasses, hiking staffs, educational
                                        puzzles, games and maps
     -   Geology                        quality mineral and fossil collectibles
                                        for the beginner to serious collector
     -   Glow in the Dark               astronomical and animal designs
     -   Impulse                        fascinating pick-up items, including
                                        spinning tops, keychains, magnets and
                                        travel puzzles
     -   Magnetism                      magnets, building kits, floating tops
                                        and science project kits
     -   Nostalgia                      old-fashioned toys and games
     -   Optics                         magnifiers, a wide range of
                                        kaleidoscopes and teleidoscopes
     -   Physics                        traditional construction sets and
                                        robotic models
     -   Plush                          stuffed animals (including Beanie
                                        Babies)
     -   Puzzles and Games              jigsaw puzzles, brainteasers, travel
                                        games and other board games
     -   Recorded Music                 music with enhancements of nature
                                        sounds, music for relaxation and Celtic
                                        music
     -   Relaxation                     massage tools, reflexology, and stress
                                        management
     -   Weather                        weather instruments, solar kits,
                                        umbrellas and reference books


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     Plush products (including Beanie Babies) represented approximately 7.2%, or
$4.4 million, of the Company's sales in fiscal 1999. Due to decreased available supply from the manufacturer, plush sales declined from $8.3 million in fiscal 1998 to $4.4 million in fiscal 1999. Management projects that fiscal 2000 sales of plush will decrease even further to approximately $2.5 million. Accordingly, plush products will represent a much lower percentage of the Company's sales in fiscal 2000.

     The price range of products carried by World of Science stores generally vary from less than $1.00 to over $1,000 per item. The average customer transaction in fiscal 1999 was $24.00 for the five-weeks ending December 25, 1999 and was $19.58 for the entire fiscal year, as compared to $23.77 for the five-weeks ending December 26, 1998 and $18.46 for all of fiscal 1998.

PURCHASING AND DISTRIBUTION

     The Company purchases its products from over 450 sources and is continually in search of additional suppliers. The Company's merchandising team includes the Company's President, Vice President of Operations and Merchandising Manager. This team and other representatives of the Company utilize various means to identify potential new product sources. The Company's top 20 product suppliers accounted for 52.7% of total purchases in fiscal 1999, and 51.3% of total purchases in fiscal 1998. There is currently just one supplier, telescope manufacturer Celestron, that furnished product that represented over 7.0% of revenues in fiscal 1999.

     Inventory levels for each store, both on a SKU and dollar level, are monitored weekly, with automatic replenishment orders made through the Company's management information systems. This is accomplished based on a pre-determined, maximum/minimum SKU stocking control system. Maximum/minimum SKU inventory levels are reviewed and, if warranted, adjusted on a seasonal basis, most notably in preparation for the year-end holiday selling season, and are closely monitored for Company-wide stock reordering and initial holiday orders. The Company typically ships products by ground freight for new store inventory stocking or existing store replenishment orders. Replenishment orders are typically filled within three days.

     The Company leases a 110,000 square foot distribution center in Rochester, New York, less than one mile from the Company's corporate offices, from which it conducts all of its inventory management, receiving and shipping. The current geographic concentration of its stores enables the Company to make deliveries to stores on a weekly basis and enables it to restock its stores' inventories promptly and efficiently from its distribution center. Deliveries are generally made through common carriers. The distribution center uses a personal computer based inventory location system which utilizes radio frequency ("RF") technology to enable distribution center personnel to receive, store, pick and check incoming and outgoing orders by SKU in a paperless process. Because this system tracks inventory by location, order pickers are directed by hand-held RF terminals to bar-coded SKU locations in the sequence in which product is stored in the warehouse. The order pickers are prompted to pick the proper quantity to fill orders to replenish the stores, thus allowing orders to be efficiently picked.

STORE OPERATIONS

     Store personnel encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. World of Science stores offer customers an educational and entertaining shopping environment where experimentation and play are integral components of the buying experience. Management believes that providing well-trained, knowledgeable and friendly store personnel is a key aspect of its business strategy and contributes to the shopping experience. The Company's products lend themselves to explanations and demonstrations, and store personnel with product knowledge can assist customers with purchasing decisions. All store personnel are trained in customer service, product features and the store's point-of-sale system.

     The Company's store operations are managed by its Vice President of Operations, who oversees a staff consisting of two regional managers, eleven district managers and four area managers. The regional managers oversee the Company's district managers, who, in turn, may supervise one or more area managers. District managers also oversee specific stores that are not managed by area managers. District and area managers are responsible for all aspects of the operations of stores in defined market areas. World of Science stores are generally staffed with one store manager, and permanent stores typically also have an assistant store manager. Store managers are responsible for most aspects of store operations, including store staffing and development, visual presentation and shrinkage control. However, merchandise replenishment is controlled centrally, to ensure inventory levels appropriate for the rate of sales at each store. All store management personnel are paid on a salary basis and, as an incentive to increase sales, are eligible to receive bonuses based on the store's sales performance during each fiscal year. World of Science stores have a sales staff of approximately eight hourly employees in permanent stores and approximately five hourly employees in seasonal stores. The number of hourly employees increases to about 20 in permanent stores and 10 in seasonal stores during the holiday selling season.

     Permanent stores contain on average 2,300 square feet of selling space and offer approximately 2,600 SKUs. The Company's permanent stores have an upscale design which generally includes mahogany and brass fixturing, river-rock and wood store facades and open product displays that encourage customers to experiment and play with the merchandise. The Company periodically evaluates its permanent store format to assure an upscale, modern appearance with eye-catching window displays. Starting in 1997,

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the Company began updating its store format to include more open storefronts and brighter interior spaces. Although the Company generally ensures that all of its permanent stores employ the Company's upscale decorative style, the Company may use less expensive facades and fixtures to adapt to particular malls and markets.

     Seasonal stores are typically opened in sites requiring minimal build-out and are fixtured with wall systems and merchandise displays that can be disassembled and re-used in other seasonal store locations. Seasonal stores also carry lower inventory levels than permanent stores. A typical seasonal store carries about 75% of the SKUs featured in the Company's permanent stores and averages approximately 1,500 square feet of selling space. Seasonal stores operate on month-to-month or short-term leases of up to three years. The lead-time in opening a seasonal store is substantially shorter than the lead-time for permanent stores, enabling the Company to react quickly to market opportunities.

     World of Science stores are open seven days a week and the typical hours of operation are from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, with extended hours during the holiday selling season. The Company's stores are generally open during the same business hours as the enclosed malls in which they operate. Except with respect to advertising required under certain of its mall leases, the Company does not utilize mass media advertising to generate sales. World of Science relies upon mall traffic, word of mouth, its Internet site and occasional promotions to attract customers.

MANAGEMENT INFORMATION SYSTEMS

     The Company uses an IBM AS/400 (model 620) for its management information systems, which handles all major informational requirements of the Company's business, including sales, warehousing and distribution, purchasing, inventory control, merchandise planning and replenishment as well as various accounting functions. At the store level, the Company uses a point-of-sale computer system with the capability to provide sales data and to maintain perpetual inventory data on a per-SKU basis. All software applications which run on the AS/400 are licensed by World of Science and have been customized according to Company specifications.

     The Company tracks its inventory by electronic data interchange between the AS/400 and the Company warehouse and its stores. All inventory is bar-coded where practical. The system polls each of its stores each evening to upload sales data, to update inventory status and to determine replenishment requirements. Weekly sales information is retained for each store, allowing the Company to analyze sales performance by store, market and SKU.

COMPETITION

     Competition for consumer spending is highly intense among specialty retailers, traditional department stores and mass merchants in regional shopping malls and other high traffic retail locations. The Company competes against other retailers for suitable real estate locations and qualified personnel. The Company believes that its distinctive and traditional merchandise, educational and entertaining shopping experience, superior customer service, use of seasonal stores and price integrity distinguishes it from other specialty retailers. The specialty retail business has few barriers to entry. In addition, as the Company expands into new markets, its success may depend in part on its ability to gain market share from established competitors. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company. There can therefore be no assurance that the Company will be able to compete successfully with them in the future.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and levels of sales and net income have generally been substantially lower from January through October, resulting in losses in the first three fiscal quarters. In preparation for its holiday selling season, the Company significantly increases inventories and related indebtedness, hires an increased number of temporary employees in its stores and distribution center, and incurs costs in setting up seasonal store locations. If, for any reason, the Company's sales were to be substantially below seasonal norms during the months of November and December, or if the Company could not hire a sufficient number of qualified employees during the peak periods, the Company's business, financial condition and results of operations would be adversely affected. Quarterly results are affected by the timing of new store openings and the amount of revenue contributed by permanent and seasonal stores.

EMPLOYEES

     As of January 29, 2000 the Company employed approximately 975 active employees. The Company regularly supplements its work force with a significant number of part-time employees during the holiday selling season. Substantially all of the Company's part-time employees work at the store level. None of the Company's employees are represented by labor unions and the Company believes its employee relations are very good.

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EXECUTIVE OFFICERS

     The executive officers of the Company and their ages as of January 29, 2000 are as follows:

                    NAME                AGE    POSITION(S) HELD
                    ----                ---    ----------------
     Fred H. Klaucke................    63     Chairman of the Board of Directors, President and
                                               Chief Executive Officer
     Charles A. Callahan............    50     Vice President of Finance, Chief Financial Officer
                                               and Assistant Secretary
     Christine M. Luchi.............    47     Vice President of Operations

     FRED H. KLAUCKE is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its incorporation in 1969 and as President since 1996.

     CHARLES A. CALLAHAN has served as Vice President of Finance and Chief Financial Officer of the Company since 1994, and as Assistant Secretary since 1992. Mr. Callahan joined the Company as Controller in 1992. He has over 25 years of experience in accounting and financial management including five years with KPMG LLP.

     CHRISTINE M. LUCHI has served as Vice President of Operations of the Company since 1996. Ms. Luchi joined the Company in 1990 as a Regional Manager. From 1992 until 1996, Ms. Luchi served as Director of Operations. Prior to joining the Company, Ms. Luchi held retail positions with General Host Corporation, where she served as training manager and district sales manager, and Tenneco Corporation, where she held the positions of district and division manager and franchise consultant. Ms. Luchi has additional consulting experience in the areas of operations and sales training.

FUTURE RESULTS

     This report contains forward looking statements regarding, among other matters, the Company's future strategy, store opening plans, merchandising strategy and growth. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors, such as consumer spending which is dependent on economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's other filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

ITEM 2.     PROPERTY

     The Company's corporate headquarters are located in a 35,000 square foot facility which is comprised of 15,000 square feet of office space and 20,000 square feet of warehouse space. The facility is leased from the State of New York at an annual rent of approximately $88,000. The term of this lease, inclusive of two five-year renewal options, expires in 2013, and the lease provides for rental increases for each renewal term based on increases in the consumer price index, not to exceed 20% of the then current rent.

     The Company entered into a sublease for a new distribution center in fiscal 1997. The facility, which is located within one mile of the Company's office, contains approximately 110,000 square feet of warehouse space. The sublease is triple net and is for a term, inclusive of two one-year renewal options, expiring in 2002. The base monthly rental for this facility is approximately $31,500.

     Management believes that the capacity of the corporate headquarters and distribution center will be sufficient for the next 24 months.

     At January 29, 2000, the Company operated 84 permanent stores and 24 seasonal stores in 25 states. The permanent stores occupied 195,753 gross square feet of leased space, with the stores ranging in size from 1,000 to 3,200 square feet. The Company's permanent stores typically have lease terms ranging from seven to ten years, and the lease terms for existing permanent stores expire between 2000 and 2010. Seasonal stores have lease terms ranging from month-to-month to three years. The Company's store leases generally provide for percentage rent based upon sales.

     World of Science stores are generally located in high traffic areas of regional, enclosed shopping malls. The Company believes that the number of desirable store sites likely to be available in the future will be adequate to permit the Company to implement its

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expansion strategy. In selecting new store locations, the Company evaluates the market areas, mall locations, anchor stores, mall traffic patterns, mall sales per square foot, performance of other specialty retail tenants, competition and occupancy, construction and other costs associated with opening a store.

ITEM 3.      LEGAL PROCEEDINGS

     In November 1999, a lawsuit was filed against the Company by Native America Arts, Inc. in the Federal District Court for the Northern District of Illinois. The lawsuit, entitled Native American Arts, Inc. v World of Science, Inc., alleges that the Company sold products which were falsely represented to be made by Native American Indians in violation of The Indian Arts and Crafts Act of 1990. The lawsuit seeks compensatory and punitive damages. The Company disputes the allegations of wrongdoing in the complaint and believes there are substantial defenses to the lawsuit.

     From time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such other legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition and operating results. The Company maintains general liability insurance coverage in amounts deemed adequate by management.

ITEM 4.      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders during the fourth quarter of fiscal 1999.

                                     PART II

ITEM 5.      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS'
             MATTERS

     World of Science, Inc. Common Stock, $.01 par value, is traded on The Nasdaq SmallCap Marketsm under the symbol WOSI. The following quotations are furnished by Nasdaq for the periods indicated. These quotations reflect inter-dealer quotations that do not include retail markups, markdowns or commissions and may not represent actual transactions.

                             First                    Second                     Third                     Fourth
                            Quarter                   Quarter                   Quarter                    Quarter
                            -------                   -------                   -------                    -------
                       HIGH          LOW          HIGH         LOW          HIGH          LOW         HIGH          LOW
         1999         4 13/16       2 1/8        3 5/16         2          2 5/16         3/4        2 5/32         1/2
         1998          3 3/4       2 1/16        3 1/2        2 7/16       2 3/4         1 7/8        3 7/8       2 1/16

-------------------------------

(1) Market prices reflected are for the period of July 8, 1997 (date Company's initial public offering commenced) through August 2, 1997 (date second quarter of fiscal 1997 ended).

     As of April 14, 1999, there were approximately 123 holders of record of the Company's Common Stock and approximately 1,620 beneficial holders.

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in Item 7 of this Annual Report, and Note 6 to our financial statements contained in Item 8 of this Annual Report, for a description of certain restrictions on our ability to pay dividends. Subject to such limitations, any future dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, financial condition and other requirements.

ITEM 6.     SELECTED FINANCIAL DATA

                                                                                     FISCAL YEAR ENDED
                                                                                     -----------------
                                                           JANUARY 29,    JANUARY 30,    JANUARY 31,    FEBRUARY 1,   JANUARY 28,
                                                              2000           1999           1998           1997          1996
                                                              ----           ----           ----           ----          ----
                                                                (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)
STATEMENT OF INCOME DATA:
  Net sales............................................    $  61,135      $  60,709      $  54,259      $  44,563     $  37,265
  Cost of sales and occupancy expenses.................       44,968         40,473         35,922         28,630        23,957
                                                              ------         ------         ------         ------        ------
  Gross profit.........................................       16,167         20,236         18,337         15,933        13,308
  Selling, general and administrative
    Expenses...........................................       19,781         17,452         15,158         12,593        10,680
                                                              ------         ------         ------         ------        ------
  Operating income (loss)..............................       (3,614)         2,784          3,179          3,340         2,628
  Interest expense, net................................          556            265            237            394           418
                                                              ------         ------         ------         ------        ------
  Income (loss) before income taxes....................       (4,170)         2,519          2,942          2,946         2,210
  Income tax expense (benefit).........................       (1,668)           999          1,182          1,210           906
                                                              ------         ------         ------         ------        ------
  Net income (loss)....................................    $  (2,502)     $   1,520      $   1,760      $   1,736     $   1,304
                                                              =======        ======         ======         ======        ======
  Net income (loss) per share:
      Basic............................................    $   (0.53)     $    0.31      $    0.40      $    0.50     $    0.37
                                                              =======        ======         ======         ======        ======
      Diluted(2).......................................    $   (0.53)     $    0.31      $    0.40      $    0.49     $    0.35
                                                              =======        ======         ======         ======        ======

STORE OPERATING DATA:
  Selected Permanent Store Data:
    Number of stores at beginning of period............           74             56             44             37            33
    Number of stores at end of period..................           84             74             56             44            37
    Total net sales....................................  $42,139,000    $38,830,000    $30,055,000    $23,998,000   $20,241,000
    Percentage increase (decrease) in comparable
     store net sales(3)(4).............................         (9.4%)          4.4%           1.5%           3.5%          3.1%
    Total square footage at end of period(5)...........      195,753        170,321        123,678         94,348        75,182
    Average net sales per square foot(3)(5)............  $       221    $       260    $       262    $       275   $       272
    Average net sales per store(3)(5)..................  $   512,000    $   580,000    $   572,000    $   575,000   $   544,000
Selected Seasonal Store Data:
    Number of stores at beginning of period............           71             60             62             37            40
    Peak number of stores during period(6).............           75            101            101             85            71
    Total net sales....................................  $18,602,000    $21,871,000    $24,204,000    $20,565,000   $17,019,000
Selected Internet Site Data:
    Total net sales....................................  $   394,000    $     8,000            N/A            N/A           N/A
    Average order......................................  $        69            N/A            N/A            N/A           N/A

                                                           JANUARY 29,    JANUARY 30,     JANUARY 31,    FEBRUARY 1,   JANUARY 28,
                                                              2000           1999            1998           1997          1996
                                                              ----           ----            ----           ----          ----
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents............................      $ 1,572        $ 3,543         $ 6,742        $ 2,014       $ 1,620
  Working capital......................................        8,647         12,266          14,819          5,818         4,972
  Total assets.........................................       27,761         26,164          25,432         15,274        12,855
  Total debt, including capital lease Obligations......        4,874            176             410            370           437
  Stockholders' equity.................................       19,278         21,823          20,952         10,480         8,745

(1) The fiscal year ended February 1, 1997 consisted of 53 weeks as compared with 52 weeks in all other years presented.
(2) Computed based on the weighted average number of shares of common stock and common stock equivalents, calculated using the treasury stock method. For fiscal 1995, the weighted average number of shares includes 654,550 shares owned by the Company's Chairman which were subject to an option granted by him to the Company's former President, which option terminated unexercised on January 17, 1996. The 654,550 shares were considered in the diluted net income per share calculation as common stock equivalents issued by the Company for that fiscal year.
(3) Percentage increase in comparable store net sales, average net sales per square foot and average net sales per store are adjusted to reflect a 52-week year for all years presented.
(4) A comparable store is defined as a permanent store which was open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year.
(5) Average net sales per square foot and average net sales per store include only stores open for the entire fiscal period. Total square footage at end of period reflects the gross leased space of permanent stores open at the end of the period.
(6) Reflects the greatest number of seasonal stores open at any one time during the period, which is historically during the fourth quarter of a fiscal year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company is a leading specialty retailer of a variety of traditional and distinctive science and nature products. The Company's sales have grown from $37.3 million in fiscal 1995 to $61.1 million in fiscal 1999, primarily due to the Company's store expansion program and, to a lesser extent, increases in comparable store net sales. The Company's retail establishments consist of permanent and seasonal stores. Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space, maintain approximately 2,600 SKUs in inventory, and are characterized by an upscale store facade and interior package. Seasonal stores are open during the holiday selling season, or for an extended period beyond the holiday selling season, under shorter term leases with terms ranging from month-to-month to three years. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs in inventory and are typically located in available in-line mall space. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores.

         Since the Company's opening of its first World of Science store in 1984, the Company has expanded to 84 permanent stores as of January 29, 2000. Since opening its first seasonal store in fiscal 1992, the Company has increased the use of this store format, operating 75 seasonal stores during the fiscal 1999 holiday selling season. The Company strives to maintain an appropriate balance between permanent stores and seasonal stores, taking into account such factors as management time demands, return on investment and site availability. Although the Company will continue its active program of seasonal store operations, it is placing greater emphasis on the opening of new permanent stores. The Company opened 13 new permanent stores and closed three permanent stores in fiscal 1999, opened 20 new permanent stores and closed two permanent stores in fiscal 1998 and opened 12 new permanent stores in fiscal 1997. The Company presently anticipates opening only one new permanent store in fiscal 2000. The Company operated 75 seasonal stores during the fiscal 1999 holiday selling season and anticipates operating approximately 65 seasonal stores during the fiscal 2000 holiday selling season.

         The Company's business is subject to substantial seasonal variations. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and net sales have generally been significantly lower from January through October, resulting in losses in the first three quarters. The Company expects that, given its dependence on the holiday selling season, it will continue to experience losses in the first three fiscal quarters. In addition, as a result of the Company's expansion, management believes that the Company may experience greater losses in the first three quarters of fiscal 2000 than it has experienced over the past two years.

         Sales consist almost entirely of merchandise purchased by customers in the Company's stores. The Company's cost of sales and occupancy expenses include the cost of operating the distribution center and other expenses associated with acquiring inventory. Selling, general, and administrative expenses include non-occupancy store expenses and administrative overhead expenses. The Company recognizes all expense associated with the opening of new permanent and seasonal stores as they are incurred, with the exception of leasehold improvements and fixtures, which are capitalized. The cost of closing stores is expensed in the period in which the decision to close the store is made.

         A comparable store is a permanent store which has been open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year. Comparable store net sales increases (decreases) for fiscal 1999, 1998, and 1997, were (9.4%), 4.4% and 1.5%, respectively. The number of comparable stores in fiscal 1999, 1998, 1997, was 54, 43 and 37 respectively. Average net sales per square foot declined in fiscal 1999 due to lower sales per square foot in new permanent stores opened in fiscal 1998, reduced plush sales, liquidation by a competitor and an overall sales decline in our industry. Average sales per store decreased in fiscal 1999 due to a $3.9 million sales drop in plush sales and lower comparable store sales.

         The seasonal store program, which began in 1992, allows the Company to expand its presence in the marketplace and take advantage of available in-line mall retail space with minimal capital investment. Over the years the program has made significant contributions to both sales and earnings while providing a good testing ground for new permanent store locations. In fiscal 1998 and 1999 the Company experienced a decline in the quality of available space in its seasonal store program due to a lack of space available in the better malls, and increased competition from other retailers vying for available mall locations during the holiday selling season. As a result of the recent trends associated with its seasonal store program, the Company has placed greater emphasis in its permanent store base in order to become less dependent on the availability of seasonal store locations from year to year to achieve significant sales growth.

         The Company's sales were negatively impacted in fiscal 1999 due to decreased available supply of particular plush products. For fiscal 1999 plush sales accounted for 7.2% of total sales as compared to 13.7% in fiscal 1998. The impact on fiscal 1998 was greater due in part to a special one-time purchase of fast selling plush items which had a positive effect on both sales and operating results during the third quarter of fiscal 1998. Plush sales are expected to decline further in fiscal 2000.

RESULTS OF OPERATIONS

         The following table sets forth, for the fiscal years indicated, certain financial data as a percentage of sales. Results for any one or more periods are not necessarily indicative of future results.

                                                                      Percentage of Net Sales
                                                                       For Fiscal Year Ended
                                                                      -----------------------
                                                               JANUARY 29,  JANUARY 30,  JANUARY 31,
                                                                   2000          1999         1998
                                                                   ----          ----         ----
Net sales....................................................     100.0%        100.0%       100.0%
Cost of sales and occupancy expenses.........................      73.6          66.7         66.2
                                                                   ----          ----         ----
Gross profit.................................................      26.4          33.3         33.8
Selling, general and administrative expenses.................      32.4          28.7         27.9
                                                                   ----          ----         ----
Operating income (loss)......................................      (5.9)          4.6          5.9
Interest expense, net........................................       0.9           0.4          0.5
                                                                   ----          ----         ----
Income (loss) before income taxes............................      (6.8)          4.2          5.4
Income tax expense (benefit).................................      (2.7)          1.7          2.2
                                                                   ----          ----         ----
Net income (loss)............................................      (4.1%)         2.5%        3.2%
                                                                   ====          ====         ====

COMPARISON OF FISCAL 1999 TO FISCAL 1998

SALES. Sales increased to $61.1 million from $60.7 million, an increase of $400,000, or 0.7%. Of this increase in sales: $13.6 million was attributable to thirteen new permanent stores opened during fiscal 1999 and twenty permanent stores in operation for less than one year as of the beginning of fiscal 1998; $386,000 was attributable to increased internet sales. These increases were partially offset by comparable store sales declining $3.0 million due primarily to decreased available supply of particular plush items, and seasonal store sales declining $2.5 million due to lower average seasonal stores sales and the operation of fewer seasonal stores. Comparable store sales for the Company's permanent stores decreased 9.4% in fiscal 1999.

COST OF SALES AND OCCUPANCY EXPENSES. Cost of sales and occupancy expenses increased to $45.0 million from $40.5 million, an increase of 11.1%. As a percentage of sales, it increased to 73.6% from 66.7%. The dollar increase was due to increased store occupancy costs from more permanent stores in operation in fiscal 1999 and increased costs of sales due to higher sales. The percentage of sales increase was due to increased store occupancy costs being spread over a lower than expected sales base caused by a decline in seasonal store sales in 1999. Margins for products sold decreased 2.5% due to discounting of product in the third and fourth quarters of fiscal 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $19.8 million from $17.5 million, an increase of 13.3%. As a percentage of sales, it increased to 32.4% from 28.7%. The dollar increase was due to supporting higher sales levels and an increased number of permanent stores in fiscal 1999. The percentage of sales increase was due to increased selling, general and administrative expenses being spread over a lower than expected sales base caused by a decline in average store sales in 1999.

INTEREST EXPENSE, NET. Net interest expense increased to $556,000 in fiscal 1999 from $265,000 in fiscal 1998, primarily as a result of higher average borrowings during fiscal 1999.

COMPARISON OF FISCAL 1998 TO FISCAL 1997

SALES. Sales increased to $60.7 million from $54.3 million, an increase of $6.4 million, or 11.9%. Of this increase in sales: $7.6 million was attributable to twenty new permanent stores opened during fiscal 1998 and twelve permanent stores in operation for less than one year as of the beginning of fiscal 1997; $1.1 million was attributable to increased comparable store sales. These increases were partially offset by seasonal store sales declining $2.3 million due to lower average seasonal store sales and the operation of fewer seasonal stores. Comparable store sales for the Company's permanent stores increased 4.4% in fiscal 1998.

COST OF SALES AND OCCUPANCY EXPENSES. Cost of sales and occupancy expenses increased to $40.5 million from $35.9 million, an increase of 12.7%. As a percentage of sales, it increased to 66.7% from 66.2%. The dollar increase was due to increased store occupancy costs from more stores in operation in fiscal 1998 and increased costs of sales due to higher sales. The percentage of sales increase was due to increased store occupancy costs being spread over a lower than expected sales base caused by a decline in average seasonal store sales in 1998. Margins for products sold increased .7% due to favorable purchasing, particularly of overseas products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $17.5 million from $15.2 million, an increase of 15.1%. As a percentage of sales, it increased to 28.7% from 27.9%. The dollar increase was due to supporting higher sales levels and an increased number of stores in fiscal 1998. The percentage of sales increase was due to increased selling, general and administrative expenses being spread over a lower than expected sales base caused by a decline in average seasonal store sales in 1998.

INTEREST EXPENSE, NET. Net interest expense increased to $265,000 in fiscal 1998 from $237,000 in fiscal 1997, primarily as a result of higher average borrowings during fiscal 1998.

INFLATION AND SEASONALITY

     The Company does not believe that inflation has had a material impact on its operations during any of the periods presented above. There can be no assurance; however, that its business will not be affected by inflation in the future.

     The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and levels of sales and net income have generally been substantially lower from January through October, resulting in losses in the first three fiscal quarters. In preparation for its holiday selling season, the Company significantly increases inventories and related indebtedness, hires an increased number of temporary employees in its stores and distribution center, and incurs costs in setting up seasonal store locations. If, for any reason, the Company's sales were to be substantially below seasonal norms during the months of November and December, or if the Company could not hire a sufficient number of qualified employees during the peak periods, the Company's business, financial condition and results of operations would be adversely affected. Quarterly results are also affected by the timing of new store openings and the amount of revenue contributed by permanent and seasonal stores.

LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of the Company's cash for working capital and capital expenditures have been net cash flows from operating activities, capital lease financings and bank borrowings. Seasonal working capital needs have been met through short-term borrowings under a revolving line of credit.

     The Company's primary capital requirements and working capital needs are related to capital expenditures for new stores, purchase and upgrade of management information systems and the purchase of inventory to meet seasonal needs, particularly inventory for the holiday selling season. Cash flow used in operations amounted to $4.1 million in fiscal 1999 as compared to cash flow provided by operations of $2.6 million in fiscal 1998. This was due to the net loss from operations combined with increased levels of inventories and other working capital items.

     During fiscal 1999 the Company had a revolving line of credit for inventory financing, secured by the Company's inventory ("old revolving line of credit"). Under this line, the Company could borrow up to the lesser of $24.0 million, or 40% to 75% of the Company's inventory book value depending on the time of year. The line bore interest at the bank's prime rate or LIBOR plus 150 basis points. The credit agreement for this line of credit prohibited the payment of cash dividends or purchase or redemption of the Company's capital stock in excess of $650,000 in the aggregate in any fiscal year. As of January 29, 2000, there was $4.7 million outstanding under this line of credit. Primarily as a result of the holiday selling season, the Company experiences significant seasonal fluctuations in its financing needs.

     On March 21, 2000 the Company entered into a new credit facility agreement with a lender specializing in retail finance. Proceeds from this new line of credit were used to discharge in full the Company's indebtedness under its revolving line of credit. The credit facility provides the lesser of $20.0 million, or 53% to 80% of the Company's eligible inventory depending on the time of the year. Any borrowings in excess of a pre-defined inventory advance rate will pay interest at the lender's over-advanced rate. The credit facility will be used for inventory financing and other working capital needs. The facility also includes a sublimit of $2,000,000 for letters of credit and expires on March 31, 2003. The line of credit under the inventory advance rate bears interest at the lender's base commercial lending rate (8.5% at January 29, 2000), and borrowings under the over-advanced facility bears interest at the lender's base commercial lending rate plus 2% per annum (10.5% at January 29, 2000). All borrowings under the facility will be secured by a perfected security interest in all assets of the Company. The Company is also required to pay interest on the unused portion of the line of credit at a rate of 1/4 of 1% per year. The lines of credit contain certain covenants and conditions relating to cash management, weekly, monthly, quarterly and annual reports, mutually satisfactory financial performance requirements, limitations on dividends and distributions as well as common stock repurchases during any twelve month period. If the facility is terminated prior to March 31, 2003, the Company will pay any early termination fee between 0-2% of the maximum borrowing under the line of credit depending on the reason for termination.

     Maximum borrowings under the Company's old revolving line of credit peaked at $16.2 million, $13.6 million, and $8.7 million during fiscal 1999, fiscal 1998, and fiscal 1997, respectively, and averaged $7.2 million, $3.9 million, and $2.7 million, respectively, for those fiscal years.

     As of January 29, 2000, outstanding capital lease obligations and total debt amounted to $197,000, all of which represented capital lease obligations. The capital lease obligations have terms expiring in fiscal 2002.

     The capital expenditures associated with the opening of new permanent stores range from $200,000 to $370,000 per store, before landlord build-out allowances, if any, which vary from site to site. In addition, the Company initially stocks each new permanent store with approximately $90,000 to $100,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $150,000 per store. The capital expenditures associated with opening a seasonal store are nominal as these stores require minimal build-out and utilize reusable fixtures. Each seasonal store is initially stocked with approximately $50,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $80,000 per store. It typically takes 4 to 6 months from the time a lease is executed to the opening of a permanent store for business. The lead time for a seasonal store is substantially shorter. Pre-opening expenses for both permanent and seasonal stores are minimal, and are expensed as incurred.

     Capital expenditures in fiscal 1999, net of landlord build-out allowances, were $2.4 million, as compared to $4.9 million in fiscal 1998. The Company anticipates capital expenditures of approximately $500,000 in fiscal 2000. In addition to the cost of new store construction, the Company expects to make upgrades to its network and internet systems.

     In April 1998, the Company's Board of Directors authorized a stock repurchase program of up to $650,000 of the Company's common stock. The shares may be repurchased, from time to time for a period of up to 24 months, through open market purchases and privately negotiated transactions, subject to the availability of shares and other market and financial conditions. In conjunction with the stock repurchase program, the Company received approval under its old credit agreement to acquire up to $650,000 of the Company's common stock. The Company repurchased 318,800 shares in the third quarter of fiscal 1998 for $649,000. In December 1998, the Company's Board of Directors authorized and received bank approval for a second repurchase program of up to $650,000 of the Company's common stock under terms similar to the previous stock repurchase program. The Company repurchased 25,050 in the second and third quarter of fiscal 1999 for $43,000. The new credit agreement limits future common stock repurchases during any twelve month period.

     In response to softness in fiscal 1999 sales activity within our product segment, management developed a cash flow model projecting cash proceeds against working capital needs through fiscal 2000. At April 28, 2000 the Company appears to be on plan with its cash flow estimates, however, management continues to actively explore additional sources of financing opportunities for potential working capital needs for the balance of the fiscal year and into fiscal 2001. There are no assurances that such financings will be available.

YEAR 2000 MATTERS

     The Company's fiscal 1998 form 10-K and fiscal 1999 10-Q's detailed the nature and extent of the Company's efforts to prepare for the year 2000 (Y2K) date changeover. By any measure, the efforts were a success. There were no major Y2K incidents that affected the Company. The Company will continue to monitor its internal and external resources for possible disruptions related to Y2K, but anticipates none.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable

ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                             PAGE
Independent Auditors' Report..............................................................................................    15

Consolidated Balance Sheets as of January 29, 2000 and January 30, 1999...................................................    16

Consolidated Statements of Operations for the years ended January 29, 2000, January 30, 1999 and January 31, 1998.........    17

Consolidated Statements of Stockholders' Equity for the years ended January 29, 2000, January 30, 1999 and
January 31, 1998..........................................................................................................    18

Consolidated Statements of Cash Flows for the years ended January 29, 2000, January  30, 1999 and January 31, 1998........    19

Notes to Consolidated Financial Statements including supplementary data entitled "Selected Quarterly Financial
Data (Unaudited)"......................................................................................................... 20-28



ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

     None

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
World of Science, Inc.:

     We have audited the accompanying consolidated balance sheets of World of Science, Inc. and subsidiary (Company) as of January 29, 2000 and January 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World of Science, Inc. and subsidiary as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2000, in conformity with generally accepted accounting principles.

                                                     KPMG, LLP

March 24, 2000
Rochester, New York

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                                            JANUARY 29,       JANUARY 30,
                                                                                               2000              1999
                                                                                               ----              ----
                                      ASSETS

Current assets:
     Cash and cash equivalents.....................................................       $  1,571,856      $ 3,543,028
     Accounts receivable...........................................................            216,983          442,883
     Inventories...................................................................         11,804,385       10,224,528
     Prepaid expenses and other current assets.....................................            612,008          739,326
     Income taxes receivable.......................................................          1,265,946               --
     Deferred income taxes.........................................................            747,300          664,000
                                                                                          ------------      -----------
          Total current assets.....................................................         16,218,478       15,613,765

Property, equipment and leasehold improvements, net................................         10,280,529        9,678,485
Deferred income taxes..............................................................          1,261,500          872,000
                                                                                          ------------      -----------
          Total assets.............................................................       $ 27,760,507      $26,164,250
                                                                                          ============      ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Line of credit................................................................       $  4,677,862      $        --
     Current installments of obligations under capital leases......................            122,371           93,606
     Accounts payable..............................................................          1,904,029        1,362,163
     Accrued expenses..............................................................            718,559          496,606
     Accrued sales taxes...........................................................            148,475          150,499
     Income taxes payable..........................................................                 --        1,245,178
                                                                                          ------------      -----------
          Total current liabilities................................................          7,571,296        3,348,052

Obligations under capital leases, excluding current installments...................             74,196           82,148
Accrued occupancy expense..........................................................            837,014          911,049
                                                                                          ------------      -----------
          Total liabilities........................................................          8,482,506        4,341,249
                                                                                          ------------      -----------

Commitments and contingencies (notes 4, 6 and 10)

Stockholders' equity:
     Preferred stock, $.01 par value. Authorized 5,000,000 shares;
        no shares issued and outstanding...........................................                 --               --
     Common stock, $.01 par value. Authorized 10,000,000 shares;
        issued 5,079,955 shares....................................................             50,800           50,800
     Additional paid-in capital....................................................         11,398,143       11,398,143
     Retained earnings.............................................................          8,521,546       11,023,483
     Treasury stock, 343,850 and 318,800 shares, at cost...........................           (692,488)        (649,425)
                                                                                          ------------      -----------
          Total stockholders' equity...............................................         19,278,001       21,823,001
                                                                                          ------------      -----------
          Total liabilities and stockholders' equity...............................       $ 27,760,507      $26,164,250
                                                                                          ============      ===========

            See accompanying notes to consolidated financial statements.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              YEAR ENDED
                                                                              -------------------------------------------
                                                                               JANUARY 29,    JANUARY 30,    JANUARY 31,
                                                                                  2000           1999           1998
                                                                                  ----           ----           ----
Net sales.................................................................    $ 61,134,924   $ 60,709,470    $ 54,259,279
Cost of sales and occupancy expenses......................................      44,968,377     40,472,690      35,922,111
                                                                              ------------   ------------    ------------
     Gross profit.........................................................      16,166,547     20,236,780      18,337,168
Selling, general and administrative expenses..............................      19,780,936     17,452,990      15,157,933
                                                                              ------------   ------------    ------------
     Operating (loss) income..............................................      (3,614,389)     2,783,790       3,179,235
Interest expense, net.....................................................         555,548        264,561         237,106
                                                                              ------------   ------------    ------------
     (Loss) income before income taxes....................................      (4,169,937)     2,519,229       2,942,129
Income tax (benefit) expense..............................................      (1,668,000)       999,000       1,182,000
                                                                              ------------   ------------    ------------
     Net (loss) income....................................................    $ (2,501,937)  $  1,520,229    $  1,760,129
                                                                              ============   ============    ============

     Net (loss) income per share - basic..................................    $      (0.53)  $       0.31    $       0.40
                                                                              ============   ============    ============

     Net (loss) income per share - diluted................................    $      (0.53)  $       0.31    $       0.40
                                                                              ============   ============    ============


            See accompanying notes to consolidated financial statements.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Common Stock        Additional                     Treasury       Total
                                                    ------------         Paid-In        Retained        Stock     Stockholders'
                                                 Shares      Amount      Capital        Earnings       at Cost       Equity
                                                 ------      ------      -------        --------       -------       ------
Balance at January 31, 1998.................    5,079,955   $ 50,800   $ 11,398,143   $ 9,503,254   $       --    $ 20,952,197
Repurchase of common stock..................           --         --             --            --     (649,425)       (649,425)
Net income..................................           --         --             --     1,520,229           --       1,520,229
                                                ---------   --------   ------------   -----------   ----------    ------------
Balance at January 30, 1999.................    5,079,955     50,800     11,398,143    11,023,483     (649,425)     21,823,001
Repurchase of common stock..................           --         --             --            --      (43,063)        (43,063)
Net loss....................................           --         --             --    (2,501,937)          --      (2,501,937)
                                                ---------   --------   ------------   -----------   ----------    ------------
Balance at January 29, 2000.................    5,079,955   $ 50,800   $ 11,398,143   $ 8,521,546   $ (692,488)   $ 19,278,001
                                                =========   ========   ============   ===========   ==========    ============

          See accompanying notes to consolidated financial statements.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEAR ENDED
                                                                        -------------------------------------------
                                                                         JANUARY 29,    JANUARY 30,     JANUARY 31,
                                                                            2000            1999           1998
                                                                            ----            ----           ----
Cash flows from operating activities:
   Net (loss) income.................................................   $(2,501,937)   $ 1,520,229     $ 1,760,129
   Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
     Depreciation and amortization...................................     1,944,447      1,654,838       1,349,662
     Change in assets and liabilities:
        (Increase) decrease in:
          Accounts receivable........................................       225,900       (329,395)        (59,149)
          Inventories................................................    (1,579,857)       179,505      (3,476,996)
          Prepaid expenses and other current assets..................       127,318       (206,695)       (146,450)
          Income taxes receivable....................................    (1,265,946)            --              --
          Deferred income taxes......................................      (472,800)      (327,000)       (301,000)
        (Decrease) increase in:
          Accounts payable...........................................       541,866         42,629        (249,692)
          Accrued expenses...........................................       221,953         87,768        (227,466)
          Accrued sales taxes........................................        (2,024)       (10,833)         69,662
          Income taxes payable.......................................    (1,245,178)      (155,173)        (63,076)
          Accrued occupancy expense..................................       (74,035)       131,598         116,561
                                                                        -----------    -----------     -----------
             Net cash provided by (used in) operating activities.....    (4,080,293)     2,587,471      (1,227,815)
                                                                        -----------    -----------     -----------
Cash flows from investing activities -- capital
   expenditures, net of minor disposals..............................    (2,389,990)    (4,902,649)     (2,584,079)
                                                                        -----------    -----------     -----------
Cash flows from financing activities:
   Repurchase of common stock........................................       (43,063)      (649,425)             --
   Net proceeds from issuance of common stock........................            --             --       8,711,693
   Net proceeds from line of credit..................................     4,677,862             --              --
   Principal payments on long-term debt..............................            --        (68,695)        (68,922)
   Principal payments on capital leases..............................      (135,688)      (165,735)       (103,069)
                                                                        -----------    -----------     -----------
Net cash provided by (used in) financing activities..................     4,499,111       (883,855)      8,539,702
                                                                        -----------    -----------     -----------
Net increase (decrease) in cash and cash equivalents.................    (1,971,172)    (3,199,033)      4,727,808
Cash and cash equivalents at beginning of year.......................     3,543,028      6,742,061       2,014,253
                                                                        -----------    -----------     -----------
Cash and cash equivalents at end of year.............................   $ 1,571,856    $ 3,543,028     $ 6,742,061
                                                                        ===========    ===========     ===========
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest........................................................   $   560,512    $   353,429     $   281,136
     Income taxes....................................................   $ 1,315,924    $ 1,481,173     $ 1,559,077
                                                                        ===========    ===========     ===========
Noncash financing activity:
   Acquisition of equipment under a capital lease....................   $   156,501    $        --     $   212,539
                                                                        ===========    ===========     ===========

             See accompanying notes to consolidated financial statements.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE-YEAR PERIOD ENDED JANUARY 29, 2000

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF BUSINESS

     World of Science, Inc. and subsidiary (the Company), a Rochester, New York based corporation, markets and distributes a large variety of science and nature related products through its World of Science(R) retail stores, generally located in regional shopping malls in the eastern half of the United States, and its Internet store located at www.worldofscience.com.

     The Company currently operates 84 permanent World of Science stores, including 13 new permanent stores in fiscal 1999. Permanent stores typically operate under 7 to 10 year leases in mall locations.

     The Company also operated 75 World of Science seasonal stores during the fiscal 1999 holiday season of which 24 were still open at the end of fiscal 1999. Seasonal stores operate under shorter-term lease agreements ranging from month to month to three years. Although seasonal store leases do not include a long-term commitment with mall owners, management fully expects to renew or replace these leases for the fiscal 2000 holiday season.

     In April 1999, the Company formed a wholly-owned subsidiary named WOSI on the WEB, Inc., which focuses on the operation of the web site. The site is designed to facilitate business to customer sales transactions over the Internet. Certain administrative costs of the subsidiary are supported through World of Science, Inc. headquarters operations.

   FISCAL YEAR

     Reference to a fiscal year refers to the calendar year in which such fiscal year commences. Accordingly, fiscal 1999 ended on January 29, 2000, fiscal 1998 ended on January 30, 1999 and fiscal 1997 ended on January 31, 1998.

     The Company's fiscal year ends on the Saturday closest to January 31. There were 52 weeks in fiscal year 1999, 1998 and 1997.

   CASH EQUIVALENTS

     Cash equivalents consist of amounts on deposit with banks and money market funds.

   INVENTORIES

     Inventories, which consist of goods ready for retail sale are stated at the lower of weighted average cost or market.

   TREASURY STOCK

     Treasury stock is reported using the cost method.

   PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for book and tax purposes using straight-line and accelerated methods over the following periods:

          Furniture, equipment and temporary store fixtures..................   4-9 years
          Leasehold improvements.............................................   4-10 years (or lease term, if shorter)
          Truck..............................................................   4 years

     Construction allowances received from shopping mall operators, consisting of cash payments and/or free rent periods, are deducted from the cost of leasehold improvements.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

   OCCUPANCY EXPENSE

     Occupancy expense is recorded on the straight-line basis over the term of the lease, including certain leases under which lease payments escalate over the term of the lease. Accrued occupancy expense is recorded for the excess of expense determined on a straight-line basis over cash payments during the escalation period.

   INCOME TAXES

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   STORE OPENINGS AND CLOSINGS

     The Company expenses all costs associated with the opening of a store in the current period, with the exception of leasehold improvements and fixtures which are capitalized. The Company accrues the anticipated cost of closing a store, including remaining lease obligations, if any, and the undepreciated cost of leasehold improvements in the period in which the decision to close the store is made.

   STOCK OPTION PLANS

     The Company accounts for its stock option plans in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, which recognizes compensation on the date of grant only if the current market price of the underlying stock is in excess if the exercise price of the stock option. By electing to continue to apply the provisions of APB Opinion No. 25 a company must also provide pro forma net income and pro forma earnings (loss) per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company continues to apply the provisions of APB Opinion No. 25 and provides the pro forma disclosure provisions of SFAS No. 123 in note 9.

   LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

   SHARE AND PER SHARE AMOUNTS

     Basic net income (loss) per share for fiscal 1999, 1998 and 1997 was computed by dividing net income (loss) by the total of weighted average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the effects of common stock issuable upon exercise of dilutive stock options and warrants.

   ACCOUNTING STANDARDS PRONOUNCEMENTS

     During 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The adoption of SFAS No. 130 does not impact the Company's financial statements.

     During 1998, the Company adopted SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires public companies to report certain financial and other information about key revenue-producing segments for which such information is available and utilized by the chief operating decision maker.

     Specific information to be reported for individual segments include profit and loss, certain revenue and expense items, and total assets. As a specialty retailer the Company's operations involve the marketing and distribution of science and nature related products through its retail stores. Management makes operating decisions and assesses performance based upon an ongoing review of each retail store performance, which constitute the Company's only operating segments for financial reporting purposes.

Therefore, the adoption of SFAS No. 131 does not impact the Company's financial statements.

   PRINCIPALS OF CONSOLIDATION

     The accompanying consolidated financial statements include activity from the Company's wholly owned subsidiary WOSI on the Web, Inc. All significant intercompany accounts and transactions are eliminated in consolidation.

(2) TREASURY STOCK

     During fiscal 1998 the Company's Board of Directors authorized two common stock repurchase programs of up to $650,000 each of the Company's common stock. In fiscal 1998, the Company repurchased 318,800 shares of common stock for $649,425 and in fiscal 1999 the Company repurchased 25,050 shares of common stock for $43,063.

(3) PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     A summary of property, equipment and leasehold improvements follows:

                                                                                   JANUARY 29,         JANUARY 30,
                                                                                      2000                1999
                                                                                      ----                ----
          Leasehold improvements--open stores..................................   $ 12,751,179        $ 10,706,098
          Furniture, equipment and temporary store fixtures....................      5,278,676           4,689,580
          Construction in progress - stores under construction.................        384,674             611,112
                                                                                  ------------        ------------
                                                                                    18,414,529          16,006,790
          Less accumulated depreciation and amortization.......................      8,134,000           6,328,305
                                                                                  ------------        ------------
                                                                                  $ 10,280,529        $  9,678,485
                                                                                  ============        ============

     Construction allowances received from shopping mall developers totaling $725,013 and $1,332,248 in fiscal 1999 and 1998, respectively, have been recorded as reductions of leasehold improvements.

     Construction in progress at January 29, 2000 consists of leasehold improvements and fixtures for stores which will be opening in fiscal 2000 or future years. All stores with construction in progress at January 30, 1999 were opened during the year ended January 29, 2000.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

(4) LEASE AGREEMENTS

     The Company leases retail space for stores, warehouse space, and vans. The Company is granted concessions for certain leases related to retail space to offset the cost of leasehold improvements. The Company records the concessions as a reduction in the cost of leasehold improvements and charges gross rent expense on a straight-line basis over the initial term of the lease.

     The future minimum lease payments under noncancelable operating leases executed as of March 24, 2000 and the present value of future minimum capital lease payments as of January 29, 2000 are as follows:

                                                                                               CAPITAL       OPERATING
                                                                                               LEASES          LEASES
                                                                                              ---------     ------------
     Fiscal year:
          2000........................................................................        $ 127,584     $  7,461,178
          2001........................................................................           66,701        6,350,778
          2002........................................................................            8,916        5,923,290
          2003........................................................................               --        5,284,159
          2004........................................................................               --        4,950,670
          After 2004..................................................................               --       15,910,818
                                                                                              ---------     ------------
          Total minimum lease payments................................................          203,201     $ 45,880,893
                                                                                                            ============

     Less amount representing interest................................................            6,634
                                                                                              ---------

     Present value of net minimum capital lease payments..............................          196,567

     Less current installments of obligations under capital leases....................          122,371
                                                                                              ---------

     Obligations under capital leases, excluding current installments.................        $  74,196
                                                                                              =========

     Certain lease agreements for retail space provide for contingent rental payments in excess of the minimum required payments if the specific store exceeds certain sales levels. Rent expense in excess of the minimum required amounts for the stores was $83,888, $176,261, and $257,739, for fiscal years 1999, 1998, and 1997, respectively.

     Total rent expense under all leases amounted to $13,194,445, $11,163,190, $9,596,122 for fiscal years 1999, 1998, and 1997, respectively.

(5) INCOME TAXES

     Income tax expense (benefit) for fiscal years 1999, 1998, and 1997, consists of the following:

                                                                           Federal         State          Total
     1999
        Current.......................................................  $(1,153,600)     $ (41,600)   $(1,195,200)
        Deferred......................................................      (99,300)      (373,500)      (472,800)
                                                                        ------------     ----------   ------------
                                                                        $(1,252,900)     $(415,100)   $(1,668,000)
                                                                        ============     ==========   ============
     1998
        Current.......................................................  $ 1,051,000      $ 275,000    $ 1,326,000
        Deferred......................................................     (263,000)       (64,000)      (327,000)
                                                                        ------------     ----------   ------------
                                                                        $   788,000      $ 211,000    $   999,000
                                                                        ============     ==========   ============
     1997
        Current.......................................................  $ 1,151,000      $ 332,000    $ 1,483,000
        Deferred......................................................     (250,000)       (51,000)      (301,000)
                                                                        ------------     ----------   ------------
                                                                        $   901,000      $ 281,000    $ 1,182,000
                                                                        ============     ==========   ============

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

     A reconciliation of the expected tax expense, computed by applying the statutory income tax rate of 34% to income before income taxes, to the actual income tax expense follows:

                                                                             1999             1998          1997
                                                                             ----             ----          ----
     Computed expected tax expense....................................  $ (1,417,800)      $ 852,000    $ 1,000,000
     State taxes, net of federal benefit..............................      (274,000)        139,000        185,000
     Other, net.......................................................        23,800           8,000         (3,000)
                                                                        ------------       ---------    -----------
                                                                        $ (1,668,000)      $ 999,000    $ 1,182,000
                                                                        ============       =========    ===========
          Effective tax rate..........................................          40.0%           39.7%          40.2%
                                                                        ============       =========    ===========

     The significant components of deferred tax assets are presented below:

                                                                                           JANUARY 29,      JANUARY 30,
                                                                                              2000             1999
                                                                                              -----            ----
     Deferred tax assets:
          Inventory..................................................................     $   697,000      $   619,000
          Accrued occupancy expense..................................................         382,000          364,000
          Depreciation...............................................................         741,000          535,000
          Net operating loss carryover...............................................         138,300               --
          Other......................................................................          50,500           18,000
                                                                                          -----------      -----------
               Total gross deferred tax assets.......................................       2,008,800        1,536,000
          Less valuation allowance...................................................              --               --
                                                                                          -----------      -----------
               Net deferred tax assets...............................................     $ 2,008,800      $ 1,536,000
                                                                                          ===========      ===========

     In assessing the realizability of deferred tax assets, management evaluates whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance against total gross deferred tax assets is not considered necessary.

(6) LINES OF CREDIT

     During fiscal 1999 the Company had an available revolving line of credit totaling $24,000,000 with interest at the equivalent of the prime rate or Libor + 1.5%. Total amounts outstanding under this facility were limited to a maximum of the book value of inventory ranging from 40% to 75% depending on the time of year. There was $4,677,862 and $-0- outstanding under this arrangement as of January 29, 2000 and January 30, 1999, respectively.

     During fiscal 1999 the Company paid a commitment fee on the unused portion of the revolving line of credit which was calculated at a rate of 1/4 of 1.0%. The line was collateralized by warehouse and store inventory.

     At January 29, 2000 and January 30, 1999 no banker acceptances were outstanding, and the Company was contingently liable under outstanding letters of credit of $156,767 and $15,040, respectively.

     The maximum outstanding balance under this line of credit during fiscal years 1999 and 1998 was $16,153,000 and $13,600,000, respectively. The average balance outstanding was $7,207,000 and $3,886,000 for fiscal 1999 and 1998, respectively.

     On March 21, 2000 the Company entered into a new credit facility agreement with a lender specializing in retail finance. The credit facility provides the lesser of $20 million, or 53% to 80% of the Company's eligible inventory depending on the time of the year. Any borrowings in excess of a pre-defined inventory advance rate will pay interest at the lender's over advanced rate. The credit facility will be used for inventory financing and other working capital needs. The facility also includes a sublimit of $2,000,000 for letters of credit and expires on March 31, 2003. The line of credit under the inventory advance rate bears interest at the lender's base commercial lending rate (8.5% at January 29, 2000), and borrowings under the overadvanced facility bears interest at the lender's base commercial lending rate plus 2% per annum (10.5% at January 29, 2000). All borrowings under the facility will be secured by a perfected security interest in all assets of the Company. The Company is also required to pay interest on the unused portion of the line of credit at a rate of 1/4 of 1.0% per year.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

     The lines of credit contain certain covenants and conditions relating to cash management, weekly, monthly, quarterly and annual reports, mutually satisfactory financial performance requirements, limitations on dividends and distributions as well as common stock repurchases during any twelve month period. If the facility is terminated prior to March 31, 2003, the Company will pay an early termination fee between 0-2% of the maximum borrowing under the line of credit depending on the reason for termination.

(7) BENEFIT PLANS

     The Company does not currently offer and has not offered in the past, postemployment or postretirement benefits to its current or former employees, and accordingly, does not have a recorded liability for such benefits.

     The Company sponsors a 401(k) plan for all employees who have met certain eligibility requirements. The Company matches 50% of employee contributions to the plan up to a maximum match of 2.5% of employee compensation. For fiscal 1999, 1998 and 1997, total expenses under the plan were $71,103, $60,250, and $71,027, respectively.

(8)  NET INCOME (LOSS) PER SHARE

   Basic and diluted earnings (loss) per share for the years ended January 29, 2000, January 30, 1999, and January 31, 1998 are as follows:

                                                                                      Weighted
                                                                Net (loss)            Average              Earnings (loss)
                                                                  Income               Shares                 per Share
                                                                ----------            --------             ---------------
FOR THE YEAR ENDED JANUARY 29, 2000

Basic EPS............................................         $(2,501,937)            4,749,285               $(0.53)
                                                                                                              =======
Dilutive effect of Outstanding Stock Options.........                                        --

Diluted EPS..........................................         $(2,501,937)            4,749,285               $(0.53)
                                                               ===========            =========               =======

FOR THE YEAR ENDED JANUARY 30, 1999

Basic EPS............................................         $  1,520,229            4,947,246                 $0.31
                                                                                                                =====
Dilutive effect of Outstanding Stock Options.........                                    16,646
                                                                                      ---------
Diluted EPS..........................................         $  1,520,229            4,963,892                 $0.31
                                                                ==========            =========                 =====

FOR THE YEAR ENDED JANUARY 31, 1998

Basic EPS............................................         $  1,760,129            4,361,823                 $0.40
                                                                                                                =====
Dilutive effect of Outstanding Stock Options.........                                    83,246
                                                                                      ---------
Diluted EPS..........................................         $  1,760,129            4,445,069                 $0.40
                                                                ==========            =========                 =====

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

(9) STOCK OPTIONS AND WARRANTS

     The Company has two Stock Option Plans (the Plans) for employees and directors. The Plans authorize the issuance of options to purchase up to 640,000 shares of the Company's common stock. The Plans provide for options which may be issued as qualified incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options.

     Options under the Plans are granted at the discretion of the Board of Directors. The exercise price of qualified incentive stock options under the Plans will not be less than the fair market value of the Company's stock at the date of grant, except in the case of an optionee owning more than 10% of the total combined voting power of all classes of stock of the Company, the price at which shares of stock may be purchased shall not be less than 110% of the fair market value. Options to the extent vested can be exercised immediately. The options expire five years from the date of grant for options granted to a person then owning more than 10% of the voting power of all common stock and ten years from the date of grant for all other non-employee directors, officers and employees. Stock appreciation rights may be granted in connection with stock options. Such rights are exercisable by the optionee at any time a related option could be exercised, and are payable in cash, common stock or any combination. The exercise of a stock appreciation right results in cancellation of the related option. No stock appreciation rights have been granted under the Plans.

     Options granted to employees vest 20% upon grant date with the remaining 80% vesting ratably over a four year period. Options granted to employees prior to fiscal 1996 and options granted to directors vested 100% upon grant date.

     At January 29, 2000, there were 302,500 shares available for grant under the Plans, 128,500 shares were granted during fiscal 1999. The per share weighted-average fair value of stock options granted during fiscal 1999 was $2.31. No shares were granted in fiscal 1998. The fair value of options at the date of grant was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                                 1999      1998      1997
                                                                 ----      ----      ----
         Expected life (years).......................             5.0       --        5.0
         Dividend yield..............................              --       --         --
         Risk-free interest rate.....................            6.00%      --       6.00%
         Expected volatility.........................          134.83%      --      73.31%


     The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                         1999             1998
                                                                         ----             ----
          Net income (loss):
               As reported.......................................   $ (2,501,937)    $ 1,520,229
               Pro forma.........................................     (2,563,351)      1,464,362
          Net income (loss) per share - basic:
               As reported.......................................   $      (0.53)    $      0.31
               Pro forma.........................................   $      (0.54)    $      0.30
          Net income (loss) per share - diluted:
               As reported.......................................   $      (0.53)    $      0.31
               Pro forma.........................................   $      (0.54)    $      0.30

     Pro forma net income reflects only options granted subsequent to January 28, 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to fiscal 1996 is not considered. Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

     The following is a summary of the change in options outstanding for fiscal 1999, 1998 and 1997:

                                                                           Number of     Weighted Average
                                                                            Options       Exercise Price
                                                                           ---------      --------------
     Outstanding at February 1, 1997.................................       165,000          $  2.50
          Granted....................................................        28,000             4.75
          Exercised..................................................       (17,000)            2.10
          Terminated.................................................        (8,000)            3.00
                                                                           ---------
     Outstanding at January 31, 1998.................................       168,000             2.89
          Granted....................................................            --               --
          Exercised..................................................            --               --
          Terminated.................................................            --               --
                                                                           ---------
     Outstanding at January 30, 1999.................................       168,000             2.89
          Granted....................................................       128,500             2.31
          Exercised..................................................            --               --
          Terminated.................................................       (51,000)            2.64
                                                                           ---------
     Outstanding at January 29, 2000.................................       245,500             2.64
                                                                           =========

     At January 29, 2000, the range of exercise prices and weighted-average remaining contractual life of outstanding options was as follows:

                                          Options Outstanding                                         Options Exercisable
                          -------------------------------------------------------            ------------------------------------
                                           Weighted Average
   Range of Exercise                          Remaining           Weighted Average             Number             Weighted Average
        Prices            Outstanding      Contractual Life        Exercise Price            Exercisable           Exercise Price
        ------            -----------      ----------------        --------------            -----------           --------------
      $1.80 - 2.50           90,000             5 years                  $2.26                  80,000                 $2.23
      $3.00 - 4.75           56,000             7 years                   3.81                  41,200                  3.73
      $1.06 - 2.75           99,500             9 years                   2.31                  24,700                  2.31
                            -------             -------                   ----                  ------                  ----
                            245,500             7 years                  $2.64                 145,900                 $2.66
                            =======             =======                   ====                 =======                  ====

                      WORLD OF SCIENCE, INC. AND SUBSIDIARY

 (10) LEGAL MATTERS

     In November 1999, a lawsuit was filed against the Company by Native America Arts, Inc. in the Federal District Court for the Northern District of Illinois. The lawsuit, entitled Native American Arts, Inc. v. World of Science, Inc., alleges that the Company sold products which were falsely represented to be made by Native American Indians in violation of The Indian Arts and Crafts Act of 1990. The lawsuit seeks compensatory and punitive damages. The Company disputes the allegations of wrongdoing in the complaint and believes there are substantial defenses to the lawsuit.

     From time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any such other legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition and operating results. The Company maintains general liability insurance coverage in amounts deemed adequate by management.

(11) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for fiscal 1999 and 1998 follows (in thousands except per share data):

                                         First Quarter     Second Quarter      Third Quarter      Fourth Quarter       Fiscal Year
                                         -------------     --------------      -------------      --------------       -----------
FISCAL 1999

Net sales.......................            $ 8,839            $ 9,074           $ 10,571            $ 32,651           $ 61,135
Gross profit ...................              1,364              1,070              1,302              12,431             16,167
Operating income (loss).........             (2,616)            (3,156)            (3,630)              5,788             (3,614)
Net income (loss)...............             (1,573)            (1,965)            (2,326)              3,362             (2,502)
Net income (loss) per share:
     Basic......................              (0.33)             (0.41)             (0.49)               0.71              (0.53)
     Diluted....................              (0.33)             (0.41)             (0.49)               0.71              (0.53)

FISCAL 1998

Net sales.......................            $ 7,863            $ 8,593           $ 10,594            $ 33,659           $ 60,709
Gross profit ...................              1,526              1,513              2,313              14,884             20,236
Operating income (loss).........             (1,847)            (1,934)            (2,127)              8,691              2,783
Net income (loss)...............             (1,079)            (1,177)            (1,384)              5,160              1,520
Net income (loss) per share:
     Basic......................              (0.21)             (0.23)             (0.28)               1.08               0.31
     Diluted....................              (0.21)             (0.23)             (0.28)               1.08               0.31


                                    PART III

ITEM 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Information regarding Directors is incorporated by reference from the section entitled "Election of Directors" in the World of Science definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on June 8, 2000 (the "Proxy Statement"). Information regarding Executive Officers is set forth in Item 1 of Part I of this Report under the caption "Executive Officers."

ITEM 11.      EXECUTIVE COMPENSATION

         The information required is incorporated by reference from the definitive Proxy Statement for the Company's 2000 Annual Meeting of Stockholders.

ITEM 12.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The information required is incorporated by reference from the definitive Proxy Statement for the Company's 2000 Annual Meeting of Stockholders.

ITEM 13.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information required is incorporated by reference from the definitive Proxy Statement for the Company's 2000 Annual Meeting of Stockholders.

                                     PART IV

ITEM 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     (a)  FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES, AND EXHIBITS.

       1. FINANCIAL STATEMENTS

          The following consolidated financial statements and supplementary data of the registrant and independent auditors' report on such financial statements are filed under Part II, Item 8.

                                                                                                                              PAGE
Independent Auditors' Report................................................................................................     15

Consolidated Balance Sheets as of January 29, 2000 and January 30, 1999.....................................................     16

Consolidated Statements of Operations for the years ended January 29, 2000, January 30, 1999 and January 31, 1998...........     17

Consolidated Statements of Stockholders' Equity for the years ended January 29, 2000, January 30, 1999 and
January 31, 1998............................................................................................................     18

Consolidated Statements of Cash Flows for the years ended January 29, 2000, January 30, 1999 and January 31, 1998...........     19

Notes to Consolidated Financial Statements including supplementary data entitled "Selected Quarterly Financial
Data (Unaudited)"...........................................................................................................  20-28


     2.   FINANCIAL STATEMENT SCHEDULES

          Schedules not listed above have been omitted because they are not applicable or are not required.

     3.   EXHIBITS

          A list of Exhibits required to be filed as part of this report is incorporated by reference on page 32 of this report.

     (b)  REPORTS ON FORM 8-K

     No reports on Form 8-K were filed with the Securities and Exchange Commission during the fourth quarter of fiscal 1999.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


      Date: April 28, 2000                 WORLD OF SCIENCE, INC.

                                        (Registrant)

                                        By:   /s/  CHARLES A. CALLAHAN
                                             ----------------------------
                                                 Charles A. Callahan
                                               VICE PRESIDENT, FINANCE
                                               CHIEF FINANCIAL OFFICER
                                               AND ASSISTANT SECRETARY


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATE INDICATED.

                           SIGNATURE                                                           TITLE
----------------------------------------------------------------------           -----------------------------------------

                      /S/ FRED H. KLAUCKE
----------------------------------------------------------------------           Chairman of the Board, President
                       (Fred H. Klaucke)                                           and Chief Executive Officer


                    /S/ CHARLES A. CALLAHAN                                      Vice President, Finance, Chief Financial
----------------------------------------------------------------------             Officer, and Assistant Secretary
                     (Charles A. Callahan)                                         (Principal Accounting and Financial
                                                                                   Officer)


                     /S/ RICHARD B. CALLEN
----------------------------------------------------------------------           Director
                      (Richard B. Callen)


                    /S/ PATRICK J. FULFORD
----------------------------------------------------------------------           Director
                     (Patrick J. Fulford)


                      /S/ THOMAS A. JAMES
----------------------------------------------------------------------           Director
                       (Thomas A. James)


Date: April 28, 2000

                                INDEX TO EXHIBITS

                                                                                         Incorporated Herein            Filed
Exhibit No.   Description                                                                  By Reference To            Herewith
-----------   -----------                                                                -------------------          --------
3.1           Form of Restated Certificate of Incorporation of the Company.              Exhibit 3.1 to World of
                                                                                         Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

3.2           Form of Bylaws of the Company, as amended.                                 Exhibit 3.2 to World of
                                                                                         Science, Inc's Fiscal
                                                                                         1997 Form 10-K Report

4             Specimen Certificate of Common Stock of the Company.                       Exhibit 4 to World of
                                                                                         Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.1*         Employment Agreement dated February 1, 1996 by and between the             Exhibit 10.1 to World
              Company and Fred H. Klaucke.                                               of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.2*         Covenant Not-to-Compete and Non-Disclosure Agreement dated June, 1989 of   Exhibit 10.2 to World
              Fred H. Klaucke.                                                           of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.3*         1993 Employee Stock Option Plan of the Company.                            Exhibit 10.3 to World
                                                                                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.4*         1989 Incentive Stock Option Plan of the Company.                           Exhibit 10.4 to World
                                                                                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.5          Lease Agreement dated as of September 11, 1968 between the Company and     Exhibit 10.5 to World
              Genesee Valley Regional Market Authority, together with all amendments     of Science, Inc's
              thereto.                                                                   Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.6          Lease Agreement dated as of March 29, 1994 between the Company and BF      Exhibit 10.6 to World
              Realty Investors Rochester II Limited Partnership.                         of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.7          Sublease dated as of March 31, 1997 between the Company and Tertrac        Exhibit 10.7 to World
              Associates.                                                                of Science, Inc's
                                                                                         Registration Statement
                                                                                         on Form S-1 (No.
                                                                                         333-25031)

10.8          Revolving Credit Agreement dated March 21, 2000                                                         X

11.1          Computation of Earnings Per Share.                                                                      X

21.1          Subsidiaries of the Company                                                                             X

23.1          Consent of KPMG LLP.                                                                                    X

27.1          Financial Data Schedule.                                                                                X


* Plan or agreement pursuant to which the Company's officers or directors have received compensation.